950 48th Avenue North

Suite 203

Myrtle Beach, SC 29577

(843) 213-0999

(843) 213-0788 (fax)

www.nexitybank.com

August 1, 2007

Ms. Sharon M. Blume

Reviewing Accountant

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Nexity Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 14, 2007

File No. 000-51273

Dear Ms. Blume:

I received your comment letter dated July 18, 2007 regarding your review of our Form 10-K for the Fiscal Year Ended December 31, 2006 filed March 14, 2007. We acknowledge that Nexity Financial Corporation (“Nexity”) is responsible for the adequacy and accuracy of the disclosure in this filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and Nexity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Composition of Allowance for Loan Losses, page 39

1.	We note the unallocated allowance represented approximately 34% and 25% of your total allowance for loan losses at December 31, 2006 and 2005, respectively. We also note your disclosure that the unallocated allowance is based primarily on qualitative factors and these factors include recent economic stresses that have occurred and impact your portfolio. Please tell us in more detail, the specific quantitative and qualitative factors leading to management’s decision to materially increase the unallocated allowance for loan losses during 2005 and 2006.

Sharon M. Blume

Securities and Exchange Commission

August 1, 2007

The unallocated amount represents estimated inherent credit losses in our portfolio as of the balance sheet date. The unallocated amount is subjective and based on more qualitative factors versus quantitative factors. In addition, it represents the inherent impressions related to the entire allowance estimation process. Qualitative factors include recent economic stresses that have occurred (increased borrowing cost, commodity prices and slowing of real estate market).

The doubling of interest rates over the last three years (4.25%) will stress most of the loan portfolio because 84% of the portfolio is variable rate. The higher interest rate levels have negatively affected debt service coverage ratios for our variable rate loan portfolio. Our estimated reserve for this factor was $1,017,000 (0.20% of the variable portfolio) or 40.8% of the unallocated reserve at December 31, 2006.

The increases in commodity prices may stress the builders in our construction portfolio (48% of total loans), from November 2005 to November 2006 Gypsum (Sheetrock) has increased 11.0%, Asphalt felts and coatings (roofing) has increased 3.4% and cement has increased 10.9%. Our estimated reserve for the increasing commodity prices was $723,000 (0.30% of the construction and development portfolio not including land loans) or 29.0% of the unallocated reserve at December 31, 2006.

Our portfolio is over 75% real estate and new home sales in November 2006 were down 15.3% from November 2005 and permits for new construction are down 31.3% from November 2005. Our estimated reserve for the slow down in the real estate market was $600,000 (0.125% of loans secured by real estate) or 24.1% of the unallocated reserve at December 31, 2006.

Increases in insurance pressures that initially showed up in the panhandle of Florida are now moving around the coast and could potentially affect the 20% of our portfolio located in coastal areas. Some property owners in Alabama’s coastal areas have seen insurance premiums rise by as much as 300%. In many cases, insurance companies have announced they will cancel or not renew property insurance policies in high-risk areas.

Due to the nature of our business the portfolio is heavily weighted toward Construction and Development loans (48% compared to peer group of 24%). Because these loans are riskier and usually have large balances (73.21% of total portfolio is in loans with balances greater than $1,000,000), one loan could take all or most of the unallocated. Our estimated reserve for this factor and the increasing insurance prices was $150,000 (0.125% of loans secured by real estate) or 6.0% of the unallocated reserve at December 31, 2006.

All of these factors support our conclusion for the current level of unallocated.

Sharon M. Blume

Securities and Exchange Commission

August 1, 2007

Consolidated Statements of Cash Flows, page 51

2.	We note you classified “purchase of trading securities” and “proceeds from sales of trading securities” as investing cash flows in your December 31, 2006 and March 31, 2007 Statements of Cash Flows. Please tell us why you believe these cash flows are more appropriately classified as investing, rather than operating cash flows. Refer to paragraph 8 of SFAS 102.

We believe the activity in trading securities (i.e. the purchases and sales) for the periods ended December 31, 2006 and March 31, 2007 are more appropriately classified as investing activities rather than operating activities in the Statement of Cash Flows. You reference us to SFAS 102, paragraph 8 which states in part…”Cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities as discussed in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, shall be classified as operating cash flows.”

We believe our inclusion of trading security activities in the investing section of the cash flow statement for the periods ended December 31, 2006 and March 31, 2007 is a more appropriate classification and not a departure from GAAP as prescribed by Statement 102, paragraph 8 for the following reasons.

One of our primary services is correspondent banking. Through that service, we routinely purchase and sell securities on behalf of our correspondent customers, which are settled in our name and then transferred to our customers within one to three business days. Basically, the transaction is risk-free in that the security is already sold at the time of purchase and typically settles within three days. The income that is derived is a brokerage fee. We reference the definition of “trading” securities from SFAS 115 below:

Trading securities. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

We do not buy and hold these securities for short periods taking price risk. Therefore, these securities do not possess the same characteristics as typical trading assets meaning that we do not profit or incur loss from the holding of these assets. We classify these securities on the balance sheet as “trading” securities only to distinguish these securities from our own portfolio of securities, which are classified as available for sale. Therefore, we do not believe it would be appropriate to classify them as an operating activity in the Statement of Cash Flows.

Sharon M. Blume

Securities and Exchange Commission

August 1, 2007

If you have any questions or need additional information, please call me at (843) 213-0999 or email me at jmoran@nexitybank.com.

Sincerely,

/s/ John J. Moran
John J. Moran
Executive Vice President & Chief Financial Officer

Cc:	Michael D. Waters

Balch & Bingham, LLP

Hanson Borders

Mauldin & Jenkins, LLC

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